Mail Stop 3561

December 16, 2005

Mr. T. Scott Worthington
Vice President and Chief Financial Officer
WaveRider Communications Inc.
255 Consumers Road
Suite 500
Toronto, Ontario
Canada M2J 1R4

      Re: **WaveRider Communications Inc.**
                 Form 10-KSB for Fiscal Year Ended December 31, 2004
                 Filed March 31, 2005

                 Form 10-QSB for Fiscal Quarter Ended September 30, 2005
                 File No. 000-25680

Dear Mr. Worthington:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Note 11. Convertible Debentures, page 40

1. It appears that the conversion feature in your convertible debt meets the definition of
    an embedded derivative under paragraph 12 of SFAS 133 which should be separated
    from the debt host and accounted for at fair value, unless it meets the scope exception
    in paragraph 11(a). To determine whether the scope exception is met, the conversion
    feature should be analyzed under EITF 00-19.

    The first step in the analysis is to determine whether the convertible debt meets the
    definition of a conventional convertible instrument in paragraph 4 of EITF 00-19. If
    it qualifies as a conventional convertible instrument, the embedded conversion option
    is not separated from the convertible debt. However, if it does not qualify as a
    conventional convertible instrument, the embedded conversion feature is required to
    be analyzed further under paragraphs 12-32 of EITF 00-19.

    It appears that your convertible debt is not a conventional convertible instrument
    based on the conversion terms. In this regard, we note that your convertible debt
    issued July 14, 2003 contains a provision, whereby the conversion price is adjusted
    based upon subsequent issuances of certain instruments convertible into shares of
    common stock. We note similar terms for your convertible debentures issued on
    April 23, 2004 and November 15, 2004. With regard to this provision, it appears that
    the convertible debentures do not meet the definition of conventional convertible debt
    in paragraph 4 of EITF 00-19 since the debt is not convertible into a fixed number of
    shares. As a result, you are required to analyze further the conversion feature under
    paragraphs 12-32 of EITF 00-19.

    Based on further analysis under paragraphs 12-32 of EITF 00-19, we note your
    registration rights agreement requires you to file a registration statement that is
    declared effective by the SEC and to keep the registration statement continuously
    effective, or else you are required to pay a liquidated damages payment equal to 1%
    for the first month and 2% for each month thereafter until the event is cured. Please
    note that under paragraph 16 of EITF 00-19, if a settlement alternative includes a
    penalty that would be avoided by a company under other settlement alternatives, the
    uneconomic settlement alternative should be disregarded in the classification of the
    contract. It appears to us that the significant amount of liquidated damages that you
    may be obligated to pay should be considered a penalty, as that term is defined in
    paragraph 16 of EITF 00-19. Accordingly net-cash settlement should be assumed. It
    appears that you would be required to bifurcate the conversion feature from the debt
    host and account for the feature as a derivative liability with changes in fair value
    being recorded in the income statement. Additionally, please note that if you
    conclude that this is the appropriate accounting, you would not account for any

beneficial conversion features under EITFs 98-5 and 00-27. Please revise your Form 10-KSB and subsequent Forms 10-QSB or advise for each issuance of convertible debentures.

2. It appears the convertible debenture agreements may contain other embedded derivatives that you should evaluate under SFAS 133 and EITF Issue 00-19. Tell us how you evaluated the following:

- You have the option to prepay the notes at 120 percent of the outstanding principal.
- The holder has the option to cause you to either redeem the note for cash at 120% of the principal or issue conversion shares based on a conversion price equal to 95% of the average of certain stock prices.

Please note that we expect you to perform a thorough analysis of all the provisions of your convertible debt instruments in order to determine whether there are any provisions that may be embedded derivatives which should be bifurcated and accounted for separately as a derivative pursuant to SFAS 133. Please tell us all of the embedded derivatives you identified during your review of your debt agreement and how you evaluated each provision. In addition, if these features and the conversion feature discussed in the comment above represent derivatives that must be bifurcated, please refer to the guidance in DIG Issue B15, which indicates that you must bundle the embedded derivative features together as a single, compound embedded derivative instrument that would then be bifurcated and accounted for separately under SFAS 133.

3. We note that the warrants issued in connection with the convertible notes are also subject to the same registration rights agreements. As discussed above, this agreement requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective, or else you are required to pay a liquidated damages payment equal to 1% for the first month and 2% for each month thereafter until the event is cured. It appears that these provisions would result in liability classification under paragraph 16 of EITF 00-19. If true, you would be required to classify the warrants as a liability, initially measured at fair value with subsequent changes in fair value reported in earnings as long as the warrants remain classified as liabilities. Please revise your Form 10-KSB and subsequent Forms 10-QSB or advise for each series of warrants issued with the convertible debentures.

Note 12. Shareholders' Equity, page 43

C. Warrants, page 44

4. We note that you have other series of warrants outstanding, in addition to the warrants issued in conjunction with the convertible debentures. Please perform a similar analysis of these warrants under EITF 00-19 and revise or advise. Also, we note that your convertible debentures have a provision that may result in you issuing an indeterminate number of conversion shares, since the conversion price is based on a percentage of the average of certain stock prices. Tell us how you considered this feature and the guidance in paragraph 20 of EITF 00-19 in determining whether you will have enough authorized and unissued shares to settle your other warrants and any options to non-employees.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director